Exhibit 99.18

KAPPES, CASSIDAY & ASSOCIATES
7950 Security Circle
Reno, Nevada 89506
Telephone: (775) 972-7575
Fax: (775) 972-4567

CONSENT OF EXPERT

February 25, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 25, 2010 (the "Annual Information Form") of Minefinders Corporation Inc. (the "Company").

We refer to our report entitled "Technical Report For the Dolores Heap Leach Project In Mexico" dated April 11, 2006 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

We hereby consent to the use of our firm name and our Report in the Annual Information Form and in documents incorporated by reference therein.

We confirm that we have read the Annual Information Form and we have no reason to believe that there are any misrepresentations that are derived from our Report referred to above or that are within our knowledge as a result of the services we performed in connection with such Report.

We consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F dated February 25, 2010, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company's Form F-10, to incorporate the Company's Form 40-F dated February 25, 2010.

[Signature page follows]

Yours truly,

KAPPES, CASSIDAY & ASSOCIATES

Per:	/s/ Daniel W . Kappes
Name:	Daniel W. Kappes
Position:	President

February 25, 2010